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pincock allen & holt

Consultants for Mining and Financial Solutions

165 South Union Boulevard, Suite 950
Lakewood, Colorado 80228-2226

303-986-6950
Fax 303-987-8907

www.pincock.com

Letter of Consent

I, Jack Haptonstall, refer to the Registration Statement on Form 40-F of First Majestic Silver Corp. ("**First Majestic**") filed with the Securities and Exchange Commission (including all exhibits, the "**Registration Statement**").

I, hereby consent to the use the following technical reports:

1. Technical Report for the San Martín Silver Mine, State of Jalisco, México, January 15, 2009; and

2. Technical Report for the La Encantada Silver Mine, Coahuila State, México, January 12, 2009 (Amended and Restated),

(the "**Technical Reports**"),

of which I am an author and to the appearance of my name in the Registration Statement.

Yours very truly,

Per: Jack Haptonstall
Jack Haptonstall

Dated: November 23, 2010